Exhibit 99.1

Alarum Estimates Record Revenues of $17.2 Million and Record Operating Cashflow of $6.3 Million for the First Half of 2024

Cash and cash equivalents balance reaches all-time high of approximately $21.7 million

NetNut’s revenues estimated to grow more than 95% YoY in the first half of 2024

Tel Aviv, Israel, July 10, 2024 (GLOBE NEWSWIRE) -- Alarum Technologies Ltd. (Nasdaq, TASE: ALAR) (“Alarum” or the “Company”), a global provider of internet access and web data collection solutions, today provided preliminary key financial metrics guidance for the six months ended on June 30, 2024.

Based on a preliminary, unaudited review, Alarum anticipates reporting Strong performance for the first half and second quarter of 2024, highlighting accelerated operating and business growth:

●	Revenue for the first half of 2024 is estimated at $17.2 million, representing an estimated increase of more than 35% compared to the same period in 2023. Revenue for the second quarter of 2024 is estimated at more than $8.8 million, representing the highest quarterly revenue achievement to date and an estimated increase of 25% compared to the same period in 2023.

●	In the first half of 2024, the Company is estimated to have generated approximately $6.3 million in cashflow from operating activities, compared to a negative cashflow of approximately $0.1 million for the same period in 2023. In the second quarter of 2024, the Company is estimated to have generated approximately $3.1 million in cashflow from operating activities, including annual commission payments for the sales teams following meeting their targets for 2023 revenues, compared to a negative cashflow of approximately $0.3 million for the same period in 2023.

●	Cash and cash equivalents balance as of June 30, 2024, amounted to approximately $21.7 million.

●	NetNut Ltd.’s (“NetNut”) first half revenues are estimated at $16.7 million, a growth of more than 95% in the first half of 2024 compared to the equivalent period in 2023.

●	NetNut’s revenues for the second quarter of 2024 are estimated at $8.6 million, a growth of approximately 70% compared to the equivalent period in 2023.

“The preliminary results for the first half of 2024 highlight our ability to deliver strong performance and value to our shareholders,” said Shachar Daniel, Chief Executive Officer of Alarum. “Our revenues and operating cashflow reflect the dedication of our team and the robustness of our business model. We remain committed to delivering innovative solutions and exceptional service to support the achievement of our future plans. Our strong cash position enables us to invest strategically in our future, to facilitate long-term success for Alarum and its stakeholders.”

Alarum expects to release fully reviewed financial statements for the first half of 2024 on or before August 31, 2024.

About Alarum Technologies Ltd.

Alarum Technologies Ltd. (Nasdaq, TASE: ALAR) is a global provider of internet access and web data collection solutions. The solutions by NetNut, Alarum’s Enterprise Internet Access arm, are based on its world’s fastest and most advanced and secured hybrid proxy network, enabling its customers to collect data anonymously at any scale from any public sources over the web. Alarum’s network comprises both exit points based on its proprietary reflection technology and hundreds of servers located at its ISP partners around the world. The infrastructure is optimally designed to guarantee the privacy, quality, stability, and the speed of the service.

For more information about Alarum, please visit www.alarum.io

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws and the Israeli securities law. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Alarum is using forward-looking statements in this press release when it discusses its and NetNut’s preliminary unaudited results for the first half of 2024, the expected positive cashflow from operating activities, its ability to consistently deliver strong performance, innovative solutions and exceptional service, and the timing of the release of the fully reviewed financial statements for the first half of 2024. Because such statements deal with future events and are based on Alarum’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Alarum could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Alarum’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 14, 2024, and in any subsequent filings with the SEC. Except as otherwise required by law, Alarum undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

The Company is providing revenue, cashflow from operating activities and cash and cash equivalents balance estimates in this press release, rather than final amounts, primarily because the financial closing process and review are not yet complete and, as a result, the Company’s final results upon completion of its closing process and review may vary from these preliminary estimates.

INVESTOR RELATIONS CONTACTS:

Michal Efraty

IR Manager
investors@alarum.io